United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of May 2023

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

1.	Notice to the Market dated March 29, 2023 – Clarifications regarding CVM Questioning
2.	Notice to the Market dated April 10, 2023 – Blackrock Significant Shareholding
3.	Notice to the Market dated April 17, 2023 – Conclusion of the sale of the equity interest held in Axxiom
4.	Material Fact dated April 14, 2023 – Cemig GT executed Stock Purchase Agreements that regulate the sale of all equity interests it held in Retiro Baixo and Baguari
5.	Earnings Release for quarter ended on March 31, 2023
6.	Material Fact dated May 8, 2023 – Award in an Arbitration PUT SAAG to be paid by May 12, 2023
7.	Notice to the Market dated May 16, 2023 – Cemig has filed 2022 Form 20-F
8.	Notice to the Market dated May 23, 2023 - Periodic Tariff Revision (RTP) of Cemig Distribuição
9.	Notice To The Market dated April 27, 2023 - Cemig requested a postponement on the deadline to file the 20-F Form
10.	Notice To Shareholders dated April 27, 2023 - Dividends/Interest on Equity

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães . Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: May 30, 2023

1.	Notice to the Market dated March 29, 2023 – Clarifications regarding CVM Questioning

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarifications about Official Letter 93/2023/CVM/SEP/GEA-1 of March 28, 2023

CVM Questioning

Cia. Energética de Minas Gerais - CEMIG

FAO Mr. Leonardo George de Magalhães

Investor Relations Officer.

Re: Request for clarification on a news article

Dear Officer,

1.	In response to the news article published electronically by “Isto É Online”, in its business section on March 27, 2023, under the headline: “Cemig is getting ready to be privatized and seeks to advance this agenda before the Government,” containing the following statements made by company executives: “CEMIG, a company based in the state of Minas Gerais, is getting ready for its potential privatization, with initiatives to make it more efficient and profitable, as it works to convince the Minas Gerais State Government to urgently move forward with this agenda at the Minas Gerais State Legislative Assembly.” At a public meeting with investors and analysts this Monday, Reynaldo Passanezi, the CEO of CEMIG, and Márcio Utsch, chair of the board of directors, defended that the Minas Gerais State Government be immediately mobilized to work on the company’s privatization agenda, which still needs to be approved at the State Legislative Assembly. According to Mr. Utsch, strategic changes made in recent years, such as divestments of minority stakes in companies like Light and Renova, allowed them to ‘clear up’ CEMIG management’s agenda, opening up the way so they could dedicate more time to the privatization. “We gradually cleared up items on the agenda so that we could increasingly focus on the state of Minas Gerais, selling assets with low or even negative profitability, allowing us to focus on privatizing the company,” he added. The chair of the board of directors of CEMIG sees a more favorable scenario for the legislative approval of the privatization, being said approval likely to be granted ‘on this mandate.’ He also stated that CEMIG’s management defends that the Minas Gerais State Government immediately mobilizes the State Legislative Assembly to approve the privatization.

2.	In view of the above, we request that you clarify whether the news article is true and, if so, explain the reasons why you believe that it is not a material fact, and comment on other information deemed as important on the matter.

3.	It is worth noting that according to article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the organized over-the-counter market entity where the Company’s securities are traded, of any material act or fact occurred or related to its business, as well as for ensuring its wide and immediate communication, simultaneously in all the markets in which such securities are traded.

CEMIG’s Response

Dear Nilza Maria Silva de Oliveira,

In response to Official Letter 93/2023/CVM/SEP/GEA-1 of March 28, 2023, Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”) clarifies that:

The news article published in the business section of the Isto É Online website, under the headline: “Cemig is getting ready to be privatized and seeks to advance this agenda before the Government” alludes to the 28th edition of Meeting with Investors, organized by the Company on March 27, 2023. The comments involved public explanations, in response to the market, on the Company’s major strategic direction.

It is worth noting that the topic of the news article involves an interest that has been publicly expressed on multiple occasions by the Governor of Minas Gerais State, representing the Company’s controller, i.e. the Minas Gerais State, in privatizing CEMIG.

In this sense, please check out news published during the Minas Gerais State Elections in 2018 (https://epbr.com.br/privatizacao-da-cemig-na-pauta-de-zema/) and 2022 (https://economia.uol.com.br/noticias/reuters/2022/12/28/governo-de-mg-considera-privatizar-cemig-em-modelo-de-corporation-diz-valor.htm), and (https://www.suno.com.br/noticias/cemig-cmig4-zema-privatizacao/). For this reason, there is no new act or fact leading the Company to formally disclose a material fact in this regard, even because the Company’s shareholders did not resolve on the Company’s potential privatization.

It is also worth noting that the measures required to change CEMIG’s controlling interest depend on the approval from the controlling shareholder and other agents, as per the Minas Gerais State Law.

The Company states that there is no new information to date, according to CVM Resolution 44/21, to justify the disclosure of a Material Act or Fact about the matter.

The Company reiterates its commitment to transparency and the best market disclosure practices.

Belo Horizonte/MG - March 29, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

2.	Notice to the Market dated April 10, 2023 – Blackrock Significant Shareholding

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), according to article 12 of CVM Resolution 44/2021, of August 23, 2021, hereby announces that it received a mail from BlackRock, Inc. (“BlackRock”), headquartered at 55 East 52nd Street, in the city and state of New York, 10022-0002, United States, informing that on April 04, 2023, its shares, in the aggregate, now retain 10.015% of the Company's total capital, of which 198,316,005 preferred shares and 22,149,447 American Depositary Receipts ("ADRs”), representing 22,149,447 preferred shares, totaling 220,465,452 (15.043%) preferred shares and 16,836,657 derivative financial instruments referenced to preferred shares with a financial settlement, accounting for approximately 1.148% of the total preferred shares issued by Cemig.

As a reference, according to the notice dated September 05, 2022, the date of the last mail received by the Company, BlackRock informed that it held 9.913% of Cemig's total capital, of which 14.89% preferred shares.

In the same mail, BlackRock, Inc. also states that:

“... the aforementioned equity interest is strictly for investment purposes, not for a change in the Company’s shareholding control or administrative structure. BlackRock did not enter into any agreements or contracts that regulate voting rights or the purchase and acquisition of securities issued by the Company”.

Belo Horizonte, April 10, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

3.	Notice to the Market dated April 17, 2023 – Conclusion of the sale of the equity interest held in Axxiom

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Conclusion of the sale of the equity interest held in Axxiom Soluções Tecnológicas S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, further to the disclosure made through the Notice to the Market dated December 22, 2022, that it concluded, on April 14, 2023, the sale to Light S.A. (“Light”) of all equity interest (49%) it held in the capital stock of Axxiom Soluções Tecnológicas S.A. (“Axxiom”).

The value of the transaction is symbolic, R$1.00 (one real), with the settlement of Axxiom’s assets and liabilities.

The transaction is in line with the Company’s Strategic Planning, which provides for the divestment of assets that do not comply with the electricity activities of Grupo Cemig.

The Company reaffirms its commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about the developments of the transaction, according to the applicable regulation, and in compliance with the restrictions outlined in CVM rules and other applicable laws.

Belo Horizonte, April 17, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

4.	Material Fact dated April 14, 2023 – Cemig GT executed Stock Purchase Agreements that regulate the sale of all equity interests it held in Retiro Baixo and Baguari

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs, under CVM Resolution 44/2021, of August 23, 2021, the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that its subsidiary CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”) executed, on this date, Stock Purchase Agreements that regulate the sale of all equity interests it held in Retiro Baixo Energética S.A. (“Retiro Baixo”) and Baguari Energia S.A. (Baguari Energia”) to FURNAS Centrais Elétricas, as follows:

(i)	For R$200.4 million, the interest of 49.9% held by CEMIG GT in the total Capital Stock of Retiro Baixo, which operates the Retiro Baixo Hydroelectric Power Plant, located in the State of Minas Gerais, which has an installed capacity of 81.1 MW and 34.8 MW of physical guarantee.

(ii)	For R$393.0 million, the indirect interest of 34% held by CEMIG GT in the Baguari Consortium, which operates the Baguari Hydroelectric Power Plant, located in the State of Minas Gerais, which has an installed capacity of 140.0 MW and 81.9 MW of physical guarantee, accounting for 69.38% of Baguari Energia’s total Capital Stock.

The amounts will be adjusted by 100% of the CDI rate, from the reference date of December 31, 2022, to the actual payment in the closing of transactions.

The shares transfers are subjected to certain conditions precedent that are common for transactions of this nature, among which the authorization by the Brazilian Antitrust Authority (“CADE”) and the Brazilian Electricity Regulatory Agency (“ANEEL”).

These transactions are in line with the Company’s Strategic Planning, which provides for seizing opportunities in divesting minority stakes of Grupo Cemig.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about the developments of the transactions, according to the applicable regulation and in compliance with the restrictions set out in CVM rules and other applicable laws.

Belo Horizonte/MG - April 14, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

5.	Earnings Release for quarter ended on March 31, 2023

OUR ENERGY
TRANSFORMS

CEMIG

1Q 2023 RESULTS

Conference call
May 5 (Friday),
3 p.m. Brasília time

Link - CEMIG - WEBCAST

LATIBEX XCMIG | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 IEE B3 ISE B3 ICO2 B3

1Q23 HIGHLIGHTS

Robust cash generation:
1Q23 Ebitda R$ 2.16 billion – up 12.8% YoY
1Q23 Adjusted EbitdaR$ 2.07 billion – up 8.1% YoY
Net income R$ 1.40 billion – down 3.9%
Adjusted Net Income R$ 1.27 billion – up 5.7%

Volume of energy distributed: 3.1% more than in 1Q22
YoY: Residential consumption up 5.0%; industrial consumption up 2.9%
Captive consumers: down 0.3%; energy transport: up 6.5%

Energy Trading: R$ 301 million in 1Q Ebitda
Robust result from: Cemig's differentiated **trading strategy,** higher margins.

Reduction of post-retirement liability:
New Health Plan generates **R$ 57 million Ebitda gain in 1Q23**

Success in disinvestments: aligned with Strategic Planning
Sale of stakes in Santo Antônio: **R$ 55.4 million gain in Ebitda**
R$ **30.5 million** from Mesa direct stake; **R$ 24.9 million** as equity income

Sale of Small Hydro Plants – improving: operational efficiency, capital allocation
Auction scheduled for August 2023 Valuation: R$ 46 million impairment.

R$424 million of interest on equity declared in March
to be paid with the mandatory minimum dividend for 2023

Cash position: R$ 3.1 billion
Sustains investment program, provides appropriate liquidity
- keeping leverage low: Net debt/Ebitda ≅ 1x

OUR ENERGY TRANSFORMS

Highlights 1Q23

Solid Results

Consolidated Ebitda

+12.8%
1,917
2,162
+8,1%
1,917
2,073
1Q22
1Q23
1Q22
1Q23
IFRS
Recurring

Consolidated Net profit

- 4.0%
1,456
1,398
+5,7%
1,201
1,270
1Q22
1Q23
1Q22
1Q23
IFRS
Recurring

Ebitda per segment

292
554
741
TOTAL
2,073
185
301
Generation
Transmission
Trading
Distribution
Others

Leverage (Total Net Debt / Adj. Ebitda)

3.24
2.70
1.28
1.22
0.96
0,93
2018
2019
2020
2021
2022
1Q23

CEMIG REC

1MWh = 1 REC

Renewable Energy Certificates

1,795,939	CEMIG REC
109,007	I-REC

ENERGY SOURCES | 100% RENEWABLE

CONTENTS

2
1Q23 CONSOLIDATED RESULTS	5
Income statement	6
Results by business segment	7
CEMIG’s electricity market	8
Number of clients, and breakdown by segment	8
PERFORMANCE BY COMPANY	8
Cemig D	9
Billed electricity market	9
Sources and uses of electricity – MWh	10
Client base	10
Distribution and consumption, by sector	10
The annual tariff adjustment	11
Quality indicators – DEC and FEC	11
Combating default	12
Energy losses	13
Cemig GT / Holding Company	14
Electricity market	14
Gasmig	15
Financial results	16
Consolidated operational revenue	16
Operational costs and expenses	19
CONSOLIDATED EBITDA (IFRS and Adjusted)	22
Cemig D - EBITDA	23
Cemig GT – Ebitda	23
Finance income and expenses	24
Net profit	24
Investments	26
Debt	27
Covenants – Eurobonds	28
Cemig’s long-term ratings	29
ESG – Performance	30
Share performance	32
Cemig generation plants	33
RAP – July 2022–June 2023 cycle	34
Regulatory transmission revenues – 1Q23	34
Complementary information	35
Cemig D	35
Cemig GT	37
Cemig, Consolidated	38
Disclaimer	43

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	4

1Q23 CONSOLIDATED RESULTS

Consolidated results – 1Q23

	1Q23	1Q22	Change, %
Ebitda by company, IFRS
(R$ million)
Cemig D (IFRS)	775,088	654,529	18.4%
Cemig GT (IFRS)	818,897	944,545	-13.3%
Gasmig (IFRS)	257,995	181,910	41.8%
Consolidated (IFRS)	2,161,971	1,916,813	12.8%

	1Q23	1Q22	Change, %
Adjusted Ebitda by company
(R$ million)
Cemig D	741,098	654,529	13.2%
Cemig GT	788,809	944,545	-16.5%
Consolidated	2,072,566	1,916,431	8.1%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	5

Income statement

	1Q23	1Q22	Change, %
Profit and loss accounts
Net Revenues	8,647	7,847	10.2%

Operating Expenses - consolidated	6,941	6,399	8.5%
Personnel	335	304	10.2%
Employees’ and managers’ profit sharing	38	37	2.7%
Forluz – Post-Retirement Employee Benefits	103	153	-32.7%
Materials	29	20	45.0%
Outsourced services	467	380	22.9%
Energy purchased for resale	3,445	3,103	11.0%
Depreciation and Amortization	303	284	6.7%
Operating Provisions	121	163	-25.8%
Charges for use of the national grid	700	869	-19.4%
Gas bought for resale	614	564	8.9%
Construction costs	703	491	43.2%
Loss due to reduction to recoverable value	46	-	-
Net gain on disposal of asset held for sale	-30	-	-
Other Expenses	67	31	116.1%

Equity gain (loss) in subsidiaries	153	184	-16.8%

OPERATIONAL PRE-TAX PROFIT	1,859	1,632	13.9%
Net Finance Income (Expenses)	-106	314	-133.8%
Corporate income tax	-355	-491	-27.7%
Net profit for the period	1,398	1,455	-3.9%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	6

Results by business segment

## INFORMATION BY SEGMENT, 1Q23

| | Generation | Transmission | Trading | Distribution | Holding company | TOTAL | Inter-segment transactions | Reconciliation | TOTAL |
|---|---|---|---|---|---|---|---|---|---|
| NET REVENUE | 647,428 | 288,036 | 1,857,609 | 5,376,938 | 901,417 | 9,071,428 | -286,626 | -137,865 | 8,646,937 |
| COST OF ELECTRICITY AND GAS | 20,603 | -80 | -1,519,274 | -3,053,275 | -616,168 | -5,168,194 | 286,626 | 122,517 | -4,759,051 |
| People | -36,605 | -35,095 | -7,154 | -224,665 | -31,678 | -335,197 | - | - | -335,197 |
| Profit shares | -3,824 | -4,050 | -831 | -24,614 | -4,808 | -38,127 | - | - | -38,127 |
| Post-retirement obligations | -6,549 | -4,046 | -927 | -73,266 | -18,250 | -103,038 | - | - | -103,038 |
| Materials, Outsourced services and Others | -53,216 | -24,374 | -4,157 | -517,350 | 21,537 | -577,560 | - | 15,348 | -562,212 |
| Depreciation and amortization | -81,140 | -1 | -4 | -194,240 | -27,281 | -302,666 | - | - | -302,666 |
| Operating provisions | -49,530 | -2,113 | -45 | -51,070 | -64,830 | -167,588 | - | - | -167,588 |
| Infrastructure construction costs | - | -26,833 | - | -657,608 | -18,840 | -703,281 | - | - | -703,281 |
| | -230,864 | -96,512 | -13,118 | -1,742,813 | -144,150 | -2,227,457 | - | 15,348 | -2,181,622 |
| OPERATIONAL COSTS AND EXPENSES | -210,261 | -96,592 | -1,532,392 | -4,796,088 | -760,318 | -7,395,651 | 286,626 | 137,865 | -6,940,673 |
| Share of profit (loss) in non-consolidated investees | -299 | - | - | - | 153,340 | 153,041 | - | - | 153,041 |
| **Income before income tax and social contribution tax** | **436,868** | **191,444** | **325,217** | **580,850** | **324,926** | **1,859,305** | - | - | **1,859,305** |
| Finance income (expenses) | 12,517 | -649 | 15,528 | -92,347 | -40,963 | -105,914 | - | - | -105,914 |
| **PRE-TAX PROFIT** | **449,385** | **190,795** | **340,745** | **488,503** | **283,963** | **1,753,391** | - | - | **1,753,391** |
| Income tax and Social Contribution tax | -100,990 | -35,885 | -108,152 | -118,970 | 8,812 | -355,185 | - | - | -355,185 |
| NET PROFIT FOR THE PERIOD | 348,395 | 154,910 | 232,593 | 369,533 | 292,775 | 1,398,206 | - | - | 1,398,206 |

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	7

CEMIG’s electricity market

Number of clients, and breakdown by segment

In March 2023 the Cemig Group invoiced approximately 9.1 million clients – an addition of approximately 164,000 clients, or a 1.8% increase in its consumer base, in relation to March 2022.

Of this total, 9,072,744 are final consumers (including Cemig’s own consumption), and 572 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s 1Q sales to final consumers:

Sales by segment, %

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	8

PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	1Q23	1Q22	Change, %
Captive clients + Distribution for Free Clients (MWh)
Residential	2,984,825	2,841,768	5.0%
Industrial	5,457,071	5,304,265	2.9%
Captive market	334,141	368,760	–9.4%
Energy transport	5,122,930	4,935,505	3.8%
Commercial, services and Others	1,612,350	1,581,950	1.9%
Captive market	1,113,679	1,148,033	–3.0%
Energy transport	498,671	433,917	14.9%
Rural	528,060	552,822	–4.5%
Captive market	517,361	540,836	–4.3%
Energy transport	10,699	11,986	–10.7%
Public services	870,898	830,032	4.9%
Captive market	765,523	829,160	–7.7%
Energy transport	105,375	872	11,984.3%
Concession holders	64,686	63,562	1.8%
Energy transport	64,686	63,562	1.8%
Own consumption	7,545	9,854	–23.4%
Total	11,525,435	11,184,253	3.1%
Total, captive market	5,723,074	5,738,411	–0.3%
Total, energy transported for Free Clients	5,802,361	5,445,842	6.5%

Energy supplied to captive clients plus energy distributed for Free Clients and distributors in 1Q23 totaled 11,520 GWh, or 3.1% more than in 1Q22, mainly on higher consumption by residential consumers (increase of 143.1 GWh or 5.0%), reflecting (i) a 2.8% increase in the number of clients, plus a 2.2% increase in average consumption; with (ii) aggregate consumption by captive and Free industrial clients up 2.9% YoY (152.8 GWh).

The 3.1% growth in total energy distributed comprises: (i) an increase of 6.5% (356.5 GWh) in network service to Free Clients, and (ii) a decrease of 0.6% (15.3 GWh) in consumption by the captive market.

Energy distributed, by segment

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	9

Sources and uses of electricity – MWh

	1Q23	1Q22	Change, %
Metered market – MWh
Transported for distributors	64,614	65,976	-2.1%
Transported for Free Clients	5,768,677	5,450,841	5.8%
Own load + Distributed generation (1)	8,277,750	8,027,269	3.1%
Consumption by captive market	5,682,138	5,820,237	-2.4%
Distributed generation market	1,020,445	668,975	52.5%
Losses in distribution network	1,575,168	1,538,057	2.4%
Total volume carried	14,111,042	13,544,086	4.2%

Client base

In March 2023 Cemig billed 9.07 million consumers – 1.8% more than in March 2022.

Of this total, 2,663 were Free Clients using the distribution network of Cemig D.

	1Q23	1Q22	Change, %
NUMBER OF CAPTIVE CLIENTS
Residential	7,543,247	7,338,285	2.8%
Industrial	28,908	29,810	–3.0%
Commercial, services and Others	946,504	944,926	0.2%
Rural	458,641	502,694	–8.8%
Public authorities	69,453	67,561	2.8%
Public lighting	7,249	6,879	5.4%
Public services	13,605	13,543	0.5%
Own consumption	764	761	0.4%
	9,068,371	8,904,459	1.8%
NUMBER OF FREE CLIENTS
Industrial	1,097	988	11.0%
Commercial	1,524	1,296	17.6%
Rural	14	20	–30.0%
Concession holders	8	8	0.0%
Others	20	7	185.7%
	2,663	2,319	14.8%
Total, Captive market + Free Clients	9,071,034	8,906,778	1.8%

Distribution and consumption, by sector

Industrial clients accounted for 47.3% of Cemig D’s total distribution. The greater part was energy transported for industrial Free Clients (44.4%), which was 3.8% higher in volume than in 1Q22. Volume of energy billed to captive clients was 2.9% of the total distributed, and 9.4% less than in 1Q22 – mainly due to migration of clients to the Free Market.

Residential consumption was 25.9% of total energy distributed by Cemig D, and 5.0% higher than in 1Q22. Average monthly consumption per consumer in the quarter was 2.2% higher than in 1Q22, with the number of clients 2.8% higher (an increase of 204,900 clients in 12 months), partly due to migration of 23,200 consumers from the Rural category in compliance with Aneel Resolution 1000/2020.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	10

Commercial and services: Volume distributed to these consumers was 14.0% of the total distributed by Cemig D in 1Q23, and by volume 1.9% more than in 1Q22. This increase comprises a reduction of 3.0% in the volume of energy billed to captive clients, and an increase of 14.9% in the volume transported for Free Clients.

The number of Cemig consumers in the Free Market increase by 17.6% YoY – the effect of migration of captive clients. As well as this migration, the migration of consumers to the Micro- and Mini- Distributed Generation market contributed to the reduction of the captive market.

Rural clients consumed 4.6% of the total energy distributed in 1Q23: by volume, 4.5% less than in 1Q22, as a result of the number of consumers in the category being 8.8% lower (reduction of 44,000 clients) - due to reclassification to other categories as required by Aneel Normative Resolutions 901/2020 and 1000/2020.

Public services: The volume distributed to this category was 7.6% of the total energy distributed, with consumption 4.9% higher than in 1Q22, mainly reflecting an increase of 2.6% in the number of consumer units.

The annual tariff adjustment

Cemig D’s tariffs are adjusted in May of each year. Every five years there is the Periodic Tariff Review, also in May. The aim of the Tariff Adjustment is to pass on changes in non-manageable costs in full to the client, and to provide inflation adjustment for the manageable costs that are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the ‘X Factor’, under a system using a price-cap regulatory model.

On June 22, 2022, after an extension of the previous tariffs by 25 days, Aneel ratified the result of Cemig D’s annual tariff adjustment, in effect until May 27, 2023, in which the average effect perceived by consumers was an increase of 8.80%. For residential consumers served at low voltage, the average increase was 5.22%. The difference in revenues arising from the postponement of the increase will be adjusted by the Selic basic interest rate, and compensated for in the tariff adjustment event of 2023. An amount of R$ 2.81 billion was included in the 2022 tariff adjustment process referring to the reimbursement of PIS, Pasep and Cofins taxes, representing a negative variation in the tariff of 15.20%.

Average effects of the Tariff Adjustment
High Voltage	14.31%
Low voltage	6.23%
Average effect	8.80%

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20t%C3%A9cnica_Cemig_2022.pdf

The result of the Periodic Tariff Review of Cemig D (which takes place every 5 years) will come into effect on May 28, 2023 – this process is currently under assessment by Aneel.

Quality indicators – DEC and FEC

The DEC indicator of average outage time per consumer (Duração Equivalente de Interrupções por Consumidor) was 9.74 hours in the moving window up to March 2023. Despite the more challenging target for the year 2023 (9.58 hours), the Company is working and investing heavily in the distribution business to provide quality service to our customers and meet the regulatory parameter.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	11

Combating default

Cemig has maintained its high level of collection actions, achieving greater efficiency in combating default.

A good indication of this is the Billing Collection Index (‘ARFA’) posting 99.75% at the end of 1Q23 – boosted in part by growing migration of receipt of payments to digital media.

In combating default, we highlight the following activities:

▪	New payment channels, and online negotiation, made available in recent quarters, have contributed to increase in the volume of collection via digital channels (PIX instant payments, automatic debits, payments by card and app, etc.) to approximately 59.64% of the total collected – compared to 53.97% in 1Q22. Payments by PIX, for example, were 12.4% of the total collected in 1Q23. This change in the collection mix reduced costs by 10.0% – a saving of R$ 2 million.
▪	Cemig now accepts payment of overdue electricity bills by credit card – transferring the risk of receipt to the card operator.

Receivables Collection Index (‘ARFA’) – % (Collection / Billing) – 12 month moving average

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	12

Energy losses

Energy losses were compliant with the regulatory level in the 12 months, at 11.06% (the regulatory level is 11.22%).

Among actions to combat losses, in 1Q23: (i) We made 119,000 client inspections; (ii) 97,000 obsolete meters were replaced; (iii) 6,000 conventional meters were replaced by smart meters; and (iv) 1,900 clandestine connections were regularized. In another highlight, inspections with positive results were approximately 50% of the total.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	13

Cemig GT / Holding Company

Electricity market

The total volume of electricity sold by Cemig GT and by the Cemig holding company (‘Cemig H’), excluding sales on the wholesale power exchange (CCEE) was 7.2% higher than in 1Q22. Cemig GT sold 6,332 GWh (including quota sales) in 1Q23, 15.5% less than in 1Q22. This reduction reflects transfer of sales contracts totaling 2,998 GWh (excluding CCEE transactions) to Cemig H. These especially include contracts for sales to traders, accounting for the reduction of 26.2% in that category.

Cemig Holding posted sales of 2,998 GWh in 1Q23. Migration of contracts from Cemig GT to Cemig Holding began in 3Q21 (in that quarter the only revenue posted was from settlements in the CCEE), and has been growing gradually since then.

	1Q23	1Q22	Change, %
Cemig GT – MWh
Free Clients	3.843.590	4.622.307	-16,8%
Industrial	2.883.714	3.561.728	-19,0%
Commercial	956.466	1.055.478	-9,4%
Rural	3.410	5.101	-33,2%
Free Market – Free contracts	1.205.196	1.632.408	-26,2%
Wholesale – Quotas and cooperatives	684.682	590.797	15,9%
Regulated Market	565.779	613.431	-7,8%
Regulated Market – Cemig D	32.607	31.307	4,2%
Total, Cemig GT	6.331.854	7.490.250	-15,5%
Cemig H – MWh
Free Clients	1.368.672	300.840	355,0%
Industrial	1.089.819	227.931	378,1%
Commercial	273.315	69.565	292,9%
Rural	5.538	3.344	65,6%
Free Market – Free contracts	1.629.701	909.809	79,1%
Total Cemig H	2.998.373	1.210.649	147,7%
Cemig GT + H	9.330.227	8.700.899	7,2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	14

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It serves industrial, commercial and residential users, and users of compressed natural gas and vehicle natural gas; and supplies gas as fuel for thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of Gasmig.

Gasmig’s tariff review process was completed in April 2022. The result of the review was an average reduction of 10.05% in the tariffs. Important aspects include the following:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	Regulatory Ebitda for 2022 was approximately R$ 620 million.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized the cost of PMSO in full.
Market ( ’000 m³/day )	2019	2020	2021	2022	1Q22	1Q23	1Q23 vs. 1Q22
Residential	21.28	25.52	29.69	31.21	26.81	30.31	13.1%
Commercial	47.70	49.14	56.24	63.34	57.39	53.67	–6.5%
Industrial	2,085.32	2,007.45	2,398.47	2,422.69	2,245.31	2,635.22	17.4%
Other	148.44	116.32	129.55	149.17	155.91	114.42	–26.6%
Total excluding thermal generation	2,302.74	2,198.43	2,613.95	2,666.41	2,485.42	2,833.62	14.0%
Thermal generation	793.94	385.52	1,177.06	104.08	422.05	–	–
Total	3,096.69	2,583.95	3,791.01	2,770.50	2,907.47	2,833.62	–2.5%

In 1Q23 the volume of gas sold by Gasmig was 2.5% lower than in 1Q22 (10.0% lower, including Free Market volume), due to zero dispatching of the thermal generation plants in 1Q23. Meanwhile, year-on-year, consumption by commercial users was down 6.5%, and industrial consumption was up 17.4% (up approximately 5.8%, if Free Market volume is included). Excluding the thermoelectric generation market, total sales volume was 14.0% higher (and approximately 4% higher including the Free Market).

The number of Gasmig’s clients increased by 14.6% from 1Q22, to a total of 84,720 in 1Q23. This growth reflects expansion of the residential client base (addition of 10,700 clients).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	15

Financial results

Consolidated operational revenue

	1Q23	1Q22	Change, %
R$ ’000
Revenue from supply of electricity	7,095,344	8,304,056	–14.6%
Revenue from use of distribution systems (TUSD charge)	980,398	859,444	14.1%
CVA and Other financial components in tariff adjustments	20,840	–700,107	–103.0%
Reimbursement, to consumers, of PIS, Pasep and Cofins tax credits – Realized	695,989	436,718	59.4%
Transmission Operation and Maintenance Revenue	87,740	83,787	4.7%
Transmission Construction Revenue	39,403	68,395	–42.4%
Financial remuneration of transmission contractual assets	177,254	191,945	–7.7%
Generation Indemnity Revenue	22,476	–	–
Distribution Construction Revenue	676,448	440,565	53.5%
Adjustment to expected cash flow from indemnifiable financial assets of the distribution concession	30,844	19,732	56.3%
Gain on financial updating of Concession Grant Fee	134,766	131,595	2.4%
Settlement on CCEE	29,363	–18,670	–257.3%
Transactions in the Surpluses Sales Mechanism (MVE)	–3,766	138,994	–102.7%
Revenue from sales of gas	1,123,570	956,008	17.5%
Fine for continuity indicator shortfall	–38,469	–31,894	20.6%
Other operational revenues	492,015	501,358	–2.2%
Taxes and charges reported as deductions from revenue	–2,917,278	–3,534,478	–17.5%
Net operational revenue	8,646,937	7,847,448	10.2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	16

Revenue from supply of electricity

	1Q23			1Q22			Change, %
	MWh (2)	R$ ’000	Average price billed – R$/MWh (1)	MWh (2)	R$ ’000	Average price billed – R$/MWh	MWh	R$ ’000

Residential	2,984,825	2,394,792	802.32	2,841,768	3,115,806	1,096.43	5.0%	–23.1%
Industrial	4,307,674	1,439,741	334.23	4,158,420	1,393,200	335.03	3.6%	3.3%
Commercial, services and others	2,343,460	1,503,080	641.39	2,276,420	1,743,177	765.75	2.9%	–13.8%
Rural	526,308	392,758	746.25	545,936	489,779	897.14	–3.6%	–19.8%
Public authorities	223,654	164,544	735.71	204,191	179,314	878.17	9.5%	–8.2%
Public lighting	269,516	116,991	434.08	285,011	167,372	587.25	–5.4%	–30.1%
Public services	272,353	164,251	603.08	339,958	246,977	726.49	–19.9%	–33.5%
Subtotal	10,927,790	6,176,157	565.18	10,651,704	7,335,625	688.68	2.6%	–15.8%
Own consumption	7,545	–	–	9,854	–	–	–23.4%	–
Retail supply not yet invoiced, net	–	13,439	–	–	77,884	–	–	–82.7%
	10,935,335	6,189,596	–	10,661,558	7,413,509	–	2.6%	–16.5%
Wholesale supply to other concession holders (3)	4,038,776	964,188	238.73	3,700,905	866,323	234.08	9.1%	11.3%
Wholesale supply not yet invoiced, net	–	–58,440	–	–	24,224	–	–	–341.2%
Total	14,974,111	7,095,344	477.09	14,362,463	8,304,056	571.46	4.3%	–14.6%

(1)	The calculation of average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.
Consolidated volume of energy sold: up 4.3% YoY GWh

Energy sold to final consumers

Gross revenue from sales to final consumers in 1Q23 was R$ 6,189.6 million, compared to R$ 7,413.5 million in 1Q22, a reduction of 16.5% YoY, in spite of volume being 2.6% higher. The lower figure is mainly explained by the lower rate of ICMS tax, which was limited to 18% as from the second half of 2022, by Law 194 of 2022.

Wholesale

Revenue from wholesale supply in 1Q23 was R$ 905.7 million, compared to R$ 890.5 million In 1Q22 – and increase in volume of 9.1 – due to higher spot sales to traders in 1Q23, and new sales contracts with supply start dates as from January 2023.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	17

Transmission

	1Q23	1Q22	Change, %
TRANSMISSION REVENUE (R$ ’000)
Operation and maintenance	87,740	83,787	4.7%
Construction, upgrades and improvement of infrastructure	39,403	68,395	–42.4%
Financial remuneration of transmission contractual assets	177,254	191,945	–7.7%
Total	304,397	344,127	–11.5%

Transmission revenue was 11.5% lower, due to the financial remuneration of the transmission contractual assets being 7.7% lower, due to the different IPCA inflation rate – the basis for the remuneration of the contract – which was 2.09% in 1Q23, compared to 3.20% in 1Q23 and lower construction revenue due to lower investments in reinforcements and improvements in the period

Gas

	1Q23	1Q22	Change, %
REVENUE FROM SUPPLY OF GAS (R$ ’000)
Industrial*	993,687	813,489	22.2%
Automotive	29,369	44,458	–33.9%
Commercial	25,716	22,309	15.3%
Residential	20,180	17,485	15.4%
Thermal generation*	19,908	42,435	–53.1%
Other	34,710	15,832	119.2%
Total	1,123,570	956,008	17.5%

* Includes revenue from the Free Market.

Gross revenue from supply of gas in 1Q23 totaled R$ 1,123 million in 1Q23, versus R$ 956 million in 1Q22. The increase results from passthroughs of the adjustments made in the last 12 months to the cost of gas acquired, and to the adjustment of the margin by the IGPM inflation index in 2022, while the total volume of gas sold was 10.0% lower, as a result of the near-zero dispatching of the thermal electricity generation plants in the quarter.

Revenue from Use of Distribution Systems – The TUSD charge

	1Q23	1Q22	Change, %
TUSD (R$ ’000)
Use of the Electricity Distribution Systems	980,398	859,444	14.1%

Revenue from the TUSD in 1Q23 – charged to Free Consumers on their distribution of energy – was 14.1% higher year-on-year. This reflects volume of energy transported for Free Clients 6.5% higher, and an increase of 22.8% in the average tariff for Free Clients – partially offset by the lower ICMS tax rate.

	1Q23	1Q22	Change, %
POWER TRANSPORTED – MWh
Industrial	5,122,930	4,935,505	3.8%
Commercial	498,671	433,917	14.9%
Rural	10,699	11,986	–10.7%
Public services	105,375	872	11,984.3%
Concession holders	64,686	63,562	1.8%
Total energy transported	5,802,361	5,445,842	6.5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	18

Operational costs and expenses

Operational costs and expenses were R$ 6.94 billion in 1Q23, compared to R$ 6.40 billion in 1Q22, mainly due to: (i) the cost of energy purchased being R$ 341 million higher YoY; (ii) the expense on gas purchased for resale being 9.0% (R$ 51 million) higher; (iii) construction cost being R$ 212 million higher; and (iv) an impairment of R$ 46.1 million on valuation of the small generation plants that have been separated for sale. See more details on costs and expenses in the pages below.

	1Q23	1Q22	Change, %
Operational costs and expenses R$ ’000
Electricity bought for resale	3,444,067	3,103,382	11.0%
Charges for use of national grid	700,181	868,532	–19.4%
Gas purchased for resale	614,803	563,781	9.0%
Construction cost	703,281	491,262	43.2%
People	335,197	303,567	10.4%
Employees’ and managers’ profit shares	38,127	37,150	2.6%
Post-retirement obligations	103,038	153,480	–32.9%
Materials	29,233	20,252	44.3%
Outsourced services	467,446	379,749	23.1%
Depreciation and amortization	302,666	283,909	6.6%
Provisions / adjustments for operational losses	113,536	120,265	–5.6%
Impairment	46,126	–	–
Estimated loss on client default	7,926	43,092	–81.6%
Net gain on disposal of asset held for sale	-30,487	-	-
Other operational costs and expenses	65.533	30,551	114.5%
Total	6,940,673	6,398,972	8.5%

Electricity bought for resale

	1Q23	1Q22	Change, %
Electricity bought for resale – Consolidated R$ ’000
Acquired in Free Market	1,225,659	1,230,940	–0.4%
Electricity acquired in Regulated Market auctions	937,269	625,633	49.8%
Distributed generation	618,732	453,589	36.4%
Supply from Itaipu	262,175	394,055	–33.5%
Physical guarantee quota contracts	226,248	214,718	5.4%
Proinfa	127,894	151,414	–15.5%
Individual (‘bilateral’) contracts	125,429	110,083	13.9%
Spot market	110,319	93,764	17.7%
Quotas for Angra I and II nuclear plants	89,917	89,298	0.7%
Credits of PIS, Pasep and Cofins taxes	–279,575	–260,112	7.5%
	3,444,067	3,103,382	11.0%

The expense on electricity bought for resale in 1Q23 was R$ 3.44 billion, which was R$ 340.7 million, or 11.0%, higher than in 1Q22. This arises mainly from the following items:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	19

▪	Expenses on energy acquired in the Regulated Market were 49.8% higher than in 1Q23. This increase is due to lower energy costs in 2022.
▪	Expenses on supply from Distributed Generation were 36.4% higher than in 1Q22, arising from the increase in the number of distributed generation plants installed, and the higher quantity of energy injected into the grid (1,020 GWh in 1Q23, vs. 669 GWh in 1Q22).
▪	The expense on energy bought from Itaipu was 33.5% lower, due to reduction of its price from U$24.73/kW to U$16.19/kW;
▪	The costs of energy acquired in the Free Market, which are the Company’s highest costs of purchase of energy, were R$ 1.22 billion, practically stable (down 0.4%) YoY, in spite of the higher volume of energy purchased for resale.
▪	The cost of physical guarantee quota contracts was 5.4% higher, due to the annual increase in the Annual Generation Revenues (RAG – Receita Anual de Geração) of the plants operating under the quota regime, which is set by a Resolution, always in July.

Note that for Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

	1Q23	1Q22	Change, %
Cemig D (R$ ’000)
Supply acquired in auctions on the Regulated Market	951,606	634,296	50.0%
Distributed generation	618,732	453,589	36.4%
Supply from Itaipu Binacional	262,175	394,055	–33.5%
Physical guarantee quota contracts	239,079	226,116	5.7%
Proinfa	127,894	151,414	–15.5%
Individual (‘bilateral’) contracts	125,429	110,083	13.9%
Quotas for Angra I and II nuclear plants	89,917	89,298	0.7%
Spot market – CCEE	72,151	63,807	13.1%
Credits of PIS, Pasep and Cofins taxes	–163,169	–144,173	13.2%
	2,323,814	1,978,485	17.5%

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 1Q23 totaled R$ 700.2 million, 19.4% less than in 1Q22. The lower figure is mainly due to the almost complete elimination of costs on the System Services Charge, due to the lower level of dispatching of plants outside the merit order. This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 1Q23 was R$ 614.8 million, or 9.0% higher than in 1Q22. This reflects the increases in the price of gas over the 12-month period.

Outsourced services

Total expenses on outsourced services were 23.1% higher than in 1Q22, the main factors being: (i) expenses on maintenance and conservation of facilities and equipment R$ 33.0 million (23.1%) higher; and (ii) expenses on IT R$ 7.5 million (16.9%)higher; and (iii) R$7.2 million higher in consumer unit inspection.

Provisions for client default

The provision for expected losses in 1Q23 was R$ 7.9 million, compared to R$ 43.1 million in 1Q22, mainly due to (a) a change in the measurement of these potential losses, put in place in the second half of 2022 (but still with impact in 1Q23), so as to be more compatible with the actual performance of default by the Company’s clients in practice; and (ii) an increase in settlement of regular debts by clients.

Impairment

An impairment of R$ 46.1 million was posted in 1Q23, recognizing a reduction in the recoverable value of the plants of Cemig GT that are in the process of sale. These plants – 15 Small Hydro Plants (PCHs) and Hydroelectric Generating Units (CGHs) – will be offered as a single unit in an auction scheduled to be held on August 10, 2023.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	20

Post-retirement obligations

The impact of the Company’s post-retirement obligations on operational profit in 1Q23 was an expense of R$ 103.0 million, compared to an expense of R$ 153.5 million in 2022. The lower figure is due to remeasurement of the post-employment liability, in 1Q23, providing an accounting gain of R$ 56.9 million, reflecting the new health plan being accepted by part of the active employees.

People

The expense on personnel in 1Q23 was R$ 335.2 million, 10.4% higher than in1Q22, mainly reflecting the 6.46% increase in salaries under the Collective Work Agreement as from November 2022.

Cost of personnel R$ million, excluding voluntary severance agreements

Number of employees – by company

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	21

CONSOLIDATED EBITDA (IFRS and Adjusted)

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net finance income (expenses), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt. (2) The Company adjusts the Ebitda calculated in accordance with CVM Instruction 156/2022, to exclude items which, by their nature, do not contribute to information on the potential for gross cash flow generation since they are extraordinary items.

Consolidated EBITDA – 1Q23
1Q23 EBITDA – R$ ’000	Generation	Transmission	Trading	Distribution	Holding co. and equity interests	Total
Profit (loss) for the period	348,395	154,910	232,593	369,533	292,775	1,398,206
Income tax and the Social Contribution tax	100,990	35,885	108,152	118,970	-8,812	355,185
Finance income (expenses)	-12,517	649	-15,528	92,347	40,963	105,914
Depreciation and amortization	81,140	1	4	194,240	27,281	302,666
Ebitda as per CVM Resolution 156	518,008	191,445	325,221	775,090	352,207	2,161,971
Net profit attributed to non-controlling stockholders	-	-	-	-	-668	-668
Gain on disposal (Santo Antônio plant)	-	-	-	-	-55,391	-55,391
Remeasurement of post-retirement liability - Healh Plan	-10,679	-6,599	-1,512	-33,990	-4,181	-56,961
Impairment of PCHs held for sale	46,126	-	-	-	-	46,126
Other	-	-	-22,511	-	-	-22,511
Adjusted Ebitda	553,455	184,846	301,198	741,100	291,967	2,072,566

Consolidated EBITDA – 1Q22
1Q22 EBITDA – R$ ’000	Generation	Transmission	Trading	Distribution	Holding co. and equity interests	Total
Profit (loss) for the period	467,733	176,404	176,374	375,926	259,134	1,455,571
Income tax and the Social Contribution tax	167,973	83,333	95,335	128,030	16,825	491,496
Finance income (expenses)	-121,741	-71,502	-10,344	-24,803	-85,773	-314,163
Depreciation and amortization	81,875	1	3	175,375	26,655	283,909
Ebitda as per CVM Resolution 156	595,840	188,236	261,368	654,528	216,841	1,916,813
Net profit attributed to non-controlling stockholders	-	-	-	-	-382	-382
Adjusted Ebitda	595,840	188,236	261,368	654,528	216,459	1,916,431

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	22

Cemig D - EBITDA

	1Q23	1Q22	Change, %
Cemig D Ebitda – R$ ’000
Net profit for the period	369,530	375,927	–1.7%
Income tax and Social Contribution tax	118,970	128,030	–7.1%
Net financial revenue (expenses)	92,348	–24,803	–472.3%
Amortization	194,240	175,375	10.8%
= EBITDA (1)	775,088	654,529	18.4%
Remeasurement of post-retirement liability – Health Plan	–33,990	–	–
= Adjusted Ebitda (2)	741,098	654,529	13.2%

For Cemig D in 1Q23, Ebitda was R$ 775 million, and adjusted Ebitda was R$ 654 million, 13.2% higher than in 1Q23. The main effects on Ebitda in the quarter were:

▪	Total volume of energy distributed 3.1% higher year-on-year (distribution to the captive market 0.3% lower, and distribution to the Free Market 6.5% higher).
▪	Positive effect of R$ 33.9 million in 1Q23, resulting from remeasurement of post-obligation liabilities, as a result of the plan being accepted by part of the employees.
▪	Energy losses, at 11.06%, were below the regulatory limit (11.22%).
▪	Operational efficiency: regulatory Opex coverage represented 112% of the realized
▪	Lower provision for default on customer receivables: R$ 10.8 million in 1Q23, compared to R$ 46.0 million in 1Q22, due to (i) a lower level of default, and (2) the change in the method of measurement, put in place in 2H22, but with impact in 1Q23.

Cemig GT – Ebitda

Cemig GT: 1Q23 Ebitda
Ebitda (R$ ’000)	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	348,917	153,445	55,592	51,549	609,503
Income tax and the Social Contribution tax	100,990	35,140	16,970	–19,039	134,061
Finance income (expenses)	–12,517	877	–15,528	21,356	–5,812
Depreciation and amortization	81,140	1	4	–	81,145
Ebitda as per CVM Resolution 156		189,463	57,038	53,866	818,897
Gain on disposal (Santo Antônio plant)		–	–	–55,391	–55,391
Remeasurement of post-retirement liability – Health Plan		–6,600	–1,512	–2,032	–20,823
Impairment – PCHs held for sale		–	–	–	46,126
Adjusted Ebitda	553,977	182,863	55,526	–3,557	788,809

Cemig GT:1Q22 Ebitda
Ebitda (R$ ’000)	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	467,566	173,913	144,434	27,601	813,514
Income tax and the Social Contribution tax	167,972	82,058	78,882	17,123	346,035
Finance income (expenses)	–121,740	–71,491	–10,344	–93,306	–296,881
Depreciation and amortization	81,873	1	3	–	81,877
Ebitda as per CVM Resolution 156	595,671	184,481	212,975	–48,582	944,545

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	23

The Ebitda of Cemig GT in 1Q23 was R$ 818.9 million, 13.3% lower than in 1Q22. Adjusted Ebitda was R$ 788.8 million, 16.5% lower than in 1Q22. Factors in the lower Ebitda include:

▪	Transfer of energy contracts to Cemig Holding, representing a total Ebitda of R$ 243 million.
▪	Impairment of R$ 46.1 million for the small generation plants that are in the process of disposal.
▪	Gain, of R$ 55.3 million, on disposal of the equity interest in Mesa – interests in the Santo Antônio plant (R$ 30.5 for the directly held interest, plus R$ 24.9 million via equity income).
▪	Positive effect of R$ 20.8 million in 1Q23, resulting from remeasurement of post-obligation liabilities, as a result of the health plan being accepted by part of the employees.

Finance income and expenses

(R$ ’000)	1Q23	1Q22	Change, %
Finance income	329,784	1,109,025	–70.3%
Finance expenses	–435,698	–794,862	–45.2%
Finance income (expenses)	–105,914	314,163	–133.7%

For 1Q23 Cemig reports Net finance expenses of R$ 105.9 million, which compares to Net finance income of R$ 314.2 million in 1Q22. This reflects the following main factors:

▪	The exchange rate of the US dollar against the Real declined by 2.63% (R$ 0.137) in 1Q23, compared with a decline of 15.1% (R$ 0.843) in 1Q22, generating a gain of R$ 103.8 million in 1Q23, compared to a gain of R$ 842.7 million in 1Q22.
▪	The fair value of the hedge instrument that protects the Eurobond issue declined by R$ 12.7 million in 1Q23, compared to a decline of R$ 456.6 million in 1Q22. The negative variation in 1Q23 is basically the result of the yield curve moving higher, and of the Real appreciating against the dollar.
▪	Revenue from late payments on electricity bills were R$ 26.8 million lower in 1Q23, reflecting the lower level of default by clients this year, in turn due to increasingly intense use of collection tools, and also to bills being lower due to the reduction of the ICMS tax rate.

Eurobonds – Effects in 1Q23 and 1Q22 (R$ ’000)

	1Q23	1Q22
Effect of FX variation on the debt	103,814	842,700
Effect on the hedge	–12,725	–456,647
Net effect in Finance revenue (expenses)	91,089	386,053

Net profit

Cemig reports net profit of R$ 1.398 billion in 1Q23, compared to net profit of R$ 1.456 million in 1Q22.

Adjusted net profit in 1Q23 was R$ 1.27 billion, compared to R$ 1.20 billion in 1Q22.

Factors in this result principally include:

▪	Growth in the trading result: Cemig’s differentiated trading strategy, higher margin and higher volume (+7% approximately) of energy sold by Cemig GT/Holding
▪	The profit of Gasmig was 75% higher than in 1Q22.
▪	Cemig D distributed 3.1% more energy in 1Q23 than in 1Q22.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	24

▪	Remeasurement of post-obligation liabilities, as a result of the plan being accepted by part of the employees, resulted in a non-cash gain of R$ 38 million in 1Q23.
▪	Impairment on the smaller generation plants during the process of sale had an effect of R$ 30 million on profit.
▪	Gain of R$ 45 million on disposal of the interest in Mesa (Santo Antônio plant).
▪	Weaker net finance income/expenses: In 1Q23 Cemig reported Net financial expenses of R$ 106 million, compared to net financial income of R$ 394 million in 1Q22. The main component of this difference is the combined effect of the Eurobond debt and its hedge instrument – which posted a gain of R$ 91 million in 1Q23, but a gain of R$ 386 million in finance income in the same period of the previous year.

	1Q23	1Q22	Change,
			R$ ’000
EQUITY INCOME (Gain/loss on equity in non-consolidated investees) – R$ ’000
Taesa	80,785	119,667	-38,882
Aliança Geração	35,165	24,252	10,913
FIP Melbourne - indirect stake in MESA (Santo Antonio Plant)	22,326	0	22,326
MESA (Santo Antônio Plant)	-9,500	-9,037	-463
Guanhães Energia	16,695	36,997	-20,302
Baguari Energia	9,426	6,534	2,892
Hidrelétrica Pipoca	7,488	4,459	3,029
Retiro Baixo	4,103	3,565	538
Cemig Sim	3,377	9,904	-6,527
Hidrelétrica Cachoeirão	3,304	3,723	-419
Paracambi (formerly LightGer)	-345	4,511	-4,856
Belo Monte (Aliança Norte and Amazônia Energia)	-19,783	-19,477	-306
Others	0	-670	670
Total	153,041	184,428	-31,387

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	25

Investments

Total investments realized in 1Q23 was R$ 749 million. an increase of 50% compared to 1Q22.

Cemig is currently engaged in the largest investment program in its history – which will provide updating and improved reliability of its electricity system – in line with its strategic planning of focusing on the state of Minas Gerais and the Company’s strategic businesses, and providing ever-improving service to the client.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	26

Debt

CONSOLIDATED – R$ ’000	Mar. 31, 2023	Dec. 31, 2022	Change, %
Gross debt	10,279,317	10,579,498	–2.8%
Cash and equivalents + Securities	3,094,184	3,318,838	–6.8%
Net debt	7,185,133	7,260,660	–1.0%
Debt in foreign currency	3,964,520	3,959,805	0.1%

CEMIG GT – R$ ’000	Mar. 31, 2023	Dec. 31, 2022	Change, %
Gross debt	5,001,500	4,959,066	0.9%
Cash and equivalents + Securities	1,622,529	1,650,444	–1.7%
Net debt	3,378,971	3,308,622	2.1%
Debt in foreign currency	3,964,520	3,959,805	0.1%

CEMIG D – R$ ’000	Mar. 31, 2023	Dec. 31, 2022	Change, %
Gross debt	4,224,247	4,575,998	–7.7%
Cash and equivalents + Securities	441,107	721,469	–38.9%
Net debt	3,783,140	3,854,529	–1.9%
Debt in foreign currency	0	0	–

Debt amortization timetable R$ mn

1Q23
DEBT AMORTIZED IN 1Q23 – R$ ’000
D	–428,531

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	27

* Debt in USD protected by hedge instrument, within an FX variation band – with payment of interest converted to % of Brazilian CDI rate.

Covenants – Eurobonds

Last 12 months	Mar 23		2022
R$ mn	GT	H	GT	H
net income (loss)	1.881	4.037	2.085	4.094
financial results net	768	1.987	477	1.567
income tax and social contribution	-94	-110	118	26
depreciation and amortization	328	1.201	328	1.182
minority interest result	-533	-862	-519	-843
provisions for the variation in value of put option obligations	42	42	36	36
non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	135	97	119	83
any non-cash expenses and non-cash charges, to the extent that they are nonrecurring	-56	773	-35	830
any non-cash credits and gains increasing net income, to the extent that they are non-recurring	0	-187	0	-209
non-cash revenues related to transmission and generation indemnification	-547	-561	-561	-575
cash dividends received from minority investments (as measured in the statement of cash flows)	258	807	258	708
monetary updating of concession grant fees	-470	-470	-467	-467
cash inflows related to concession grant fees	317	317	309	309
cash inflows related to transmission revenue for cost of capital coverage	636	643	601	607
Covenant EBITDA	2.665	7.714	2.749	7.348

	Mar 23		2022
Last 12 months - R$ mn	GT	H	GT	H
consolidated Indebtedness	5.001	10.279	4.959	10.579
Derivative financial instruments	-599	-599	-612	-612
Debt contracts with Forluz	172	758	181	799
The carrying liability of any put option obligation	755	755	720	720
Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets.	-1.623	-3.094	-1.650	-3.319
Covenant Net Debt	3.706	8.099	3.598	8.167

Covenant Net Debt to Covenant EBITDA Ratio	1,39	1,05	1,31	1,11
Limit Covenant Net Debt to Covenant EBITDA Ratio	2,50	3,00	2,50	3,00
Total Secured Debt	-	2,0	-	2,0
Total Secured Debt to Covenant EBITDA Ratio	-	0,00	-	0,00
Limit Covenant Net Debt to Covenant EBITDA Ratio	-	1,75	-	0,00

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	28

Cemig’s long-term ratings

Cemig’s ratings have improved greatly in recent years and is currently at an all-time high. In 2021 the three principal rating agencies upgraded their ratings for Cemig. In April 2022, Moody’s again upgraded its rating for Cemig, this time by one notch.

More details in this table:

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	29

ESG – Performance

Highlights

▪	As part of its new investment plan, Cemig has announced the largest expansion of investments in its history: The Company plans to invest R$ 13.4 billion in solar and wind generation plants over the period from 2023 through 2027, and an aggregate total investment of R$ 42.1 billion in all the segments of its business.
▪	The Veredas SoleLares floating solar generating plant is being completed, with generation capacity of 1.2MWp. It occupies an area of 11,000 m² on the lake of the Santa Marta Small Hydro Plant (PCH), in Grão Mogol, Minas Gerais. This project has been important for acquiring experience with hybrid generation technology.
▪	The Cemig Sim REC is a certificate that ratifies the commitment to reduction of environmental impact, through use of 100% clean, renewable energy, including traceability of its origin. At the 13th annual Hugo Werneck Environmental and Sustainability Awards, this project was recognized in the Best example in solar energy category.

Environmental

▪	Cemig has filed a request for environmental licensing with the environmental authority Ibama for an ocean offshore wind energy generation project with planned capacity for 1.5 GW.
▪	As part of the Aneel Energy Efficiency Program, Cemig will invest R$ 67 million in modernization of hospitals and philanthropic entities by the end of 2024. This project has been in its second phase since July 2022, replacing electrical installations with more economic, efficient and up-to-date equipment.

Social

▪	The Cemig in Schools (Cemig nas Escolas) Program has modernized the lighting of approximately 300 state schools in 443 towns and cities of Minas Gerais, by substituting older lamps with LED lamps. Its purpose is to make the school community aware of efficient use of electricity, and contribute to improvement in learning quality. It is estimated that all the 3,300 state schools of Minas Gerais will have been served by the second half of this year.
▪	Cemig has expanded the number of families benefited by the Social Electricity Tariff (TSEE) to 1.3 million families.

Governance

▪	Cemig has signed a partnership with the HubVerde (GreenHub) platform, coordinated by IEBT Innovation, to foster technological development, and evolve in terms of strategic planning. The aim is to identify market solutions linked to the Company’s needs.
▪	Cemig has published a tender for a public auction to sell 15 generation assets. This disposal aims to comply with the directives of the Company’s strategic planning, one component of which is optimization of its portfolio of assets, seeking to improve operational efficiency and optimize allocation of capital.

Cemig present in the leading sustainability indices

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	30

| Indicators | 1Q23 |
|---|---|
| **Climate change and renewable energy** | |
| % of generation from renewable sources | 100% |
| Consumption of renewable fuels (GJ) | 5,361.38 |
| Consumption of non-renewable fuels (GJ) | 814,529.48 |
| Index of energy losses in the National Grid (Cemig GT) | 2.78 |
| Number of smart meters installed | 5,991 |
| **Impact and environmental protection** | |
| Cemig total reforestation, hectares | 142.63 |
| Number of transformers refurbished | 124 |
| Percentage of waste sent for reuse | 90.3 |
| Biomass affected (kg) | 293.37 |
| **Water resources** | |
| Water consumption ($m^3$) | 9,133.50 |
| Surface Water Monitoring Management Indicator (%) | 100 |
| **Sustainable social development** | |
| Allocation to the Children's and Adolescents' Fund (FIA) (R$) | 741,732.06 |
| Allocated to the Fund for the Aged (R$) | 741,732.06 |
| Allocated via the Sports Incentive Law (R$) | 7,418,674.41 |
| **Health and safety** | |
| Accident frequency rate – own plus outsourced employees | 3.21 |
| Number of fatal or non-fatal accidents with the population | 9 |
| **Transparency** | |
| % of shares held by members of Boards | 0.01 |
| Number of independent members of the Board of Directors | 10 |
| **Ethics and Integrity** | |
| Total accusations received | 99 |
| Total valid or partially-valid accusation processes completed | 13 |
| **Client satisfaction** | |
| DEC = Consumer Average Outage Duration (hours) | 3.04 |
| FEC = Consumer Average Outage Frequency (number) | 1.27 |

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	31

Share performance

	mar/23	2022	Change, %
Share prices (2)
CMIG4 (PN) at the close (R$/share)	11.34	10.84	4.54%
CMIG3 (ON) at the close (R$/share)	17.02	15.87	7.29%
CIG (ADR for PN shares), at close (US$/share)	2.22	1.98	11.91%
CIG.C (ADR for ON shares) at close (US$/share)	3.43	3.12	9.94%
XCMIG (Cemig PN shares on Latibex), close (€/share)	2.00	1.88	6.38%
Trading volume (ADTV)
CMIG4 (PN) (R$ mn)	119.07	120.66	-1.32%
CMIG3 (ON) (R$ mn)	4.75	9.36	-49.25%
CIG (ADR for PN shares) (US$ mn)	9.48	14.99	-36.76%
CIG.C (ADR for ON shares) (US$ mn)	0.13	0.25	-49.60%
Indices
IEE	74,827	78,679	-4.90%
IBOV	101,882	109,735	-7.16%
DJIA	33,274	33,147	0.38%

Market valuation at end of period, R$ mn	29,354	28,200	4.09%
Enterprise value (EV – R$ mn) (1)	36,754	34,805	5.60%
Dividend yield of CMIG4 (PN) (%) (3)	12.61	12.22	0,39 p.p
Dividend yield of CMIG3 (ON) (%) (3)	8.43	8.43	0,00 p.p

(1)	EV = Market valuation ( R$/share x number of shares ) plus consolidated Net debt.
(2)	Share prices adjusted for corporate action payments, including dividends.
(3)	(Dividends distributed in last four quarters) / (Share price at end of the period).

Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the third most liquid in Brazil’s electricity sector, and among the most traded in the Brazilian equity market. On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q23 was US$588 million – reflecting recognition by the investor market of Cemig as a global investment option. The Ibovespa index of the São Paulo Stock Exchange (B3) was down 7.16% in the period, while the preferred shares of Cemig outperformed this, rising 4.54% in the same period. The common shares rose 7.29%. In New York the ADRs for Cemig’s preferred shares were up 11.91%, and the ADRs for the common shares were up 9.94%.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	32

Cemig generation plants

Power Plant	Company	Cemig Installed Capacity (MW)	Cemig Assured Energy (MW)	Expiration of Concession	Type of plant	Cemig's Stake
Emborcação	CEMIG GT	1,192	475	May-27	Hydroelectric	100.0%
Nova Ponte	CEMIG GT	510	257	Aug-27	Hydroelectric	100.0%
Irapé	CEMIG GT	399	198	Sep-37	Hydroelectric	100.0%
Três Marias	CEMIG G. TRÊS MARIAS	396	227	Jan-53	Hydroelectric	100.0%
Salto Grande	CEMIG G. SALTO GRANDE	102	74	Jan-53	Hydroelectric	100.0%
Queimado	CEMIG GT	87	53	Jul-34	Hydroelectric	82.5%
Sá Carvalho	Sá Carvalho S.A	78	54	Aug-26	Hydroelectric	100.0%
Rosal	Rosal Energia S. A	55	28	Dec-35	Hydroelectric	100.0%
Itutinga	CEMIG G. ITUTINGA	52	27	Jan-53	Hydroelectric	100.0%
Camargos	CEMIG G. CAMARGOS	46	22	Jan-53	Hydroelectric	100.0%
Volta do Rio	CEMIG GT	42	18	Dec-31	Wind Farm	100.0%
Poço Fundo	CEMIG GT	30	17	May-52	Hydroelectric	100.0%
Praias de Parajuru	CEMIG GT	29	8	Sep-32	Wind Farm	100.0%
Pai Joaquim	CEMIG PCH S.A	23	14	Sep-32	Hydroelectric	100.0%
Piau	CEMIG G. SUL	18	14	Jan-53	Hydroelectric	100.0%
Gafanhoto	CEMIG G. OESTE	14	7	Jan-53	Hydroelectric	100.0%
Peti	CEMIG G. LESTE	9	6	Jan-53	Hydroelectric	100.0%
Joasal	CEMIG G. SUL	8	5	Jan-53	Hydroelectric	100.0%
Salto Voltão	Horizontes Energia	8	7	Jun-33	Hydroelectric	100.0%
Belo Monte	Norte Energia	1,313	534	Jul-46	Hydroelectric	11.7%
Aimorés	ALIANÇA	149	78	Nov-39	Hydroelectric	45.0%
Amador Aguiar I	ALIANÇA	94	58	Nov-42	Hydroelectric	39.3%
Amador Aguiar II	ALIANÇA	83	49	Aug-36	Hydroelectric	39.3%
Funil	ALIANÇA	81	36	May-40	Hydroelectric	45.0%
Igarapava	ALIANÇA	50	30	Sep-31	Hydroelectric	23.7%
Porto Estrela	ALIANÇA	34	18	Jun-35	Hydroelectric	30.0%
Gravier	ALIANÇA	32	-	Aug-55	Wind Farm	45.0%
Candonga	ALIANÇA	32	14	Jul-40	Hydroelectric	22.5%
Santo Inácio III	ALIANÇA	13	6	Jun-46	Wind Farm	45.0%
Garrote	ALIANÇA	10	5	Jun-46	Wind Farm	45.0%
Santo Inácio IV	ALIANÇA	10	5	Jun-46	Wind Farm	45.0%
São Raimundo	ALIANÇA	10	5	Jun-46	Wind Farm	45.0%
Baguari	BAGUARI ENERGIA	48	28	Mar-46	Hydroelectric	34.0%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep-33	Hydroelectric	49.0%
Pipoca	Hidrelétrica Pipoca	10	6	Dec-34	Hydroelectric	49.0%
Paracambi	Lightger	12	10	Jan-34	Hydroelectric	49.0%
Retiro Baixo	Retiro Baixo	42	17	Mar-47	Hydroelectric	49.9%
Others		117	53
Total		5,251	2,469

Note: Generation capacity and physical guarantee figures are proportional to Cemig’s holding in each plant.

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	33

RAP – July 2022–June 2023 cycle

Aneel Ratifying Resolution (REH) 3067/2022 (2022–2023 cycle)
Company	RAP (R$ ’000)	% Cemig	Cemig (R$ ’000)	Expiration
Cemig	925,247	100.00%	925,247
Cemig GT	810,629	100.00%	810,629	Dec. 2042
Cemig Itajubá	75,310	100.00%	75,310	Oct. 2030
Centroeste	30,575	100.00%	30,575	Mar. 2035
Sete Lagoas	8,734	100.00%	8,734	Jun. 2041
Taesa	3,453,500	21.68%	748,719
TOTAL RAP – CEMIG			1,673,966

REIMBURSEMENT FOR ASSETS – NATIONAL GRID**
R$ ’000 – per cycle	2020–2021	2021–2022	2022–2023	From 2023-2024, to 2027-2028
Economic	144,375	144,375	144,375	60,158
Financial	332,489	88,662	129,953	275,556
TOTAL	476,864	233,038	274,328	335,714

* RAP including amounts of the Adjustment Portion.

** The figures for indemnity of National Grid components are included in the RAP of Cemig (first table).

Regulatory transmission revenues – 1Q23

Regulatory Transmission revenue – 1Q23
R$ ’000	GT	Centroeste	Sete Lagoas
REVENUE	345,161	7,452	2,397
Revenue from transactions in electricity	345,161	7,452	2,397
Taxes on revenue	-29,691	-272	-222
PIS and Pasep taxes	-5,294	-48	-40
Cofins tax	-24,384	-224	-182
ISS tax	-13	-	-
Sector charges	-84,818	-222	-98
Research and Development (R&D)	-2,119	-61	-18
Global Reversion Reserve (RGR)	-	-125	-70
Energy Development Account (CDE)	-65,907	-8	-2
Electricity Services Inspection Charge (TFSEE)	-884	-28	-8
Others	-15,908	-	-
Net revenue	230,652	6,958	2,077

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	34

Complementary information

Cemig D

CEMIG D Market
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
1Q21	6,157	5,461	11,618	34.1
2Q21	6,147	5,350	11,497	34.5
3Q21	6,098	5,592	11,689	35.5
4Q21	6,116	5,629	11,746	35.2
1Q22	6,013	5,612	11,626	36.1
2Q22	5,738	5,397	11,136	36.2
3Q22	6,050	5,853	11,904	36.7
4Q22	5,942	5,790	11,733	34.7
1Q23	5,723	5,566	11,289	38.0
1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")
2. Total electricity distributed
3. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

Cemig D	1Q23	4Q22	1Q22	chg. %	chg. %
Operating Revenues (R$ million)				1Q/4Q	1Q/1Q
Revenue from supply of energy	4,722	4,241	5,993	11.3%	-21.2%
Reimbursement of PIS/Pasep and Cofins credits to customers	696	718	437	-3.1%	59.4%
Revenue from Use of Distribution Systems (the TUSD charge)	988	935	868	5.7%	13.8%
CVA and Other financial components in tariff adjustment	21	221	-700	-90.6%	-
Construction revenue	658	1,030	430	-36.2%	53.1%
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession	31	11	20	181.2%	56.3%
Others	395	529	519	-25.3%	-23.9%
Subtotal	7,510	7,685	7,566	-2.3%	-0.7%
Deductions	2,133	1,612	2,818	32.3%	-24.3%
Net Revenues	5,377	6,073	4,748	-11.5%	13.2%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	35

	1Q23	4Q22	1Q22	chg. %	chg. %
Cemig D - Expenses				1Q/4Q	1Q/1Q
Personnel	225	248	200	-9.3%	12.3%
Employees' and managers' profit sharing	25	-22	24	-	2.6%
Forluz – Post-retirement obligations	73	106	103	-30.8%	-28.6%
Materials	25	49	16	-48.5%	55.8%
Outsourced services	401	429	324	-6.5%	24.0%
Amortization	194	196	175	-0.8%	10.9%
Operating provisions	67	152	105	-56.0%	-36.2%
Charges for Use of Basic Transmission Network	729	682	889	6.9%	-18.0%
Energy purchased for resale	2,324	2,475	1,978	-6.1%	17.5%
Construction Cost	658	1,030	429	-36.1%	53.4%
Other Expenses	75	124	27	-39.5%	177.8%
Total	4,796	5,469	4,269	-12.3%	12.3%

Cemig D	1Q23	4Q22	1Q22	chg. %	chg. %
Statement of Results				1Q/4Q	1Q/1Q
Net Revenue	5,377	6,073	4,748	-11.5%	13.2%
Operating Expenses	4,796	5,469	4,269	-12.3%	12.3%
EBIT	581	604	479	-3.9%	21.3%
EBITDA	775	801	655	-3.2%	18.3%
Financial Result	-92	11	25	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-119	-154	-128	-22.7%	-7.0%
Net Income	370	461	376	-19.8%	-1.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	36

Cemig GT

Cemig GT - Operating Revenues	1Q23	4Q22	1Q22	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Sales to end consumers	1,105	1,291	1,366	-14.4%	-19.1%
Supply	475	563	652	-15.6%	-27.1%
Revenues from Trans. Network	174	182	152	-4.4%	14.5%
Gain on monetary updating of Concession Grant Fee	135	114	132	18.4%	2.3%
Transactions in the CCEE	23	49	23	-53.1%	0.0%
Construction revenue	39	137	68	-71.5%	-42.6%
Financial remuneration of transmission contractual assets	175	126	189	38.9%	-7.4%
Others	49	64	35	-23.4%	40.0%
Subtotal	2,175	2,526	2,617	-13.9%	-16.9%
Deductions	419	471	493	-11.0%	-15.0%
Net Revenues	1,756	2,055	2,124	-14.5%	-17.3%

Cemig GT - Operating Expenses	1Q23	4Q22	1Q22	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Personnel	86	89	81	-3.6%	6.2%
Employees' and managers' profit sharing	9	5	9	95.7%	0.0%
Forluz – Post-retirement obligations	12	33	32	-63.4%	-62.5%
Materials	3	11	4	-73.6%	-25.0%
Outsourced services	53	73	45	-27.9%	17.8%
Depreciation and Amortization	81	82	82	-1.1%	-1.2%
Operating provisions	9	19	15	-51.9%	-40.0%
Charges for Use of Basic Transmission Network	63	64	58	-2.2%	8.6%
Energy purchased for resale	682	1,050	907	-35.1%	-24.8%
Construction Cost	27	93	51	-70.9%	-47.1%
Gain in disposal of asset held for sale	-30	-	-	-	-
Other Expenses	93	-12	34	-	173.5%
Total	1,088	1,507	1,318	-27.8%	-17.5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	37

Cemig GT - Statement of Results	1Q23	4Q22	1Q22	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Net Revenue	1,756	2,055	2,124	-14.5%	-17.3%
Operating Expenses	1,088	1,507	1,318	-27.8%	-17.5%
EBIT	668	548	806	22.0%	-17.1%
Equity gain in subsidiaries	70	71	56	-1.4%	25.0%
EBITDA	819	700	944	16.9%	-13.2%
Financial Result	6	-92	297	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-134	-95	-345	41.1%	-
Net Income	610	432	814	41.4%	-25.1%

Cemig, Consolidated

Energy Sales	1Q23	4Q22	1Q22	chg. %	chg. %
(in GWh)				1Q/4Q	1Q/1Q
Residential	2,985	2,901	2,842	2.9%	5.0%
Industrial	4,308	4,714	4,158	-8.6%	3.6%
Commercial	2,343	2,248	2,276	4.2%	2.9%
Rural	526	774.041	546	-32.0%	-3.7%
Others	766	855.638	829	-10.5%	-7.6%
Subtotal	10,928	11,493	10,651	-4.9%	2.6%
Own Consumption	7	7	10	0.0%	-30.0%
Supply	4039	4585	3701	-11.9%	9.1%
TOTAL	14,974	16,085	14,362	-6.9%	4.3%

Revenue from supply of electricity	1Q23	4Q22	1Q22	chg. %	chg. %
(R$ million)				1Q/4Q	1Q/1Q
Residential	2,395	2,214	3,116	8.2%	-23.1%
Industrial	1,439	1,529	1,393	-5.9%	3.3%
Commercial	1,503	1,416	1,743	6.1%	-13.8%
Rural	393	477.177	489	-17.6%	-19.6%
Others	446	452.075	595	-1.3%	-25.0%
Subtotal	6,176	6,089	7,336	1.4%	-15.8%
Unbilled supply	13	-300.852	78	-104.3%	-83.3%
Supply	906	1116.291	890	-18.8%	1.8%
TOTAL	7,095	6,904	8,304	2.8%	-14.6%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	38

Operating Revenues - consolidated	1Q23	4Q22	1Q22	1Q/4Q	1Q/1Q
(R$ million)
Sales to end consumers	6,189	5,788	7,414	6.9%	-16.5%
Supply	906	1,116	890	-18.8%	1.8%
TUSD	980	927	859	5.7%	14.1%
CVA and Other financial components in tariff adjustment	20	221	-700	-91.0%	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	696	718	437	-3.1%	59.3%
Transmission revenue plus RTP	88	97	84	-9.4%	4.8%
Financial remuneration of transmission contractual assets	177	129	192	37.6%	-7.8%
Transactions in the CCEE	29	50	-18	-41.7%	-
Gas supply	1,124	1,242	956	-9.5%	17.6%
Construction revenue	715	1,183	509	-39.6%	40.5%
Others	640	739	758	-13.4%	-15.6%
Subtotal	11,564	12,210	11,381	-5.3%	1.6%
Deductions	2,917	2,457	3,534	18.7%	-17.5%
Net Revenues	8,647	9,753	7,847	-11.3%	10.2%

Operating Expenses - consolidated	1Q23	4Q22	1Q22	1Q/4Q	1Q/1Q
(R$ million)
Personnel	335	368	304	-9.0%	10.2%
Employees’ and managers’ profit sharing	38	-15	37	-353.3%	2.7%
Forluz – Post-Retirement Employee Benefits	103	157	153	-	-32.7%
Materials	29	61	20	-52.5%	45.0%
Outsourced services	467	524	380	-10.9%	22.9%
Energy purchased for resale	3445	3939	3103	-12.5%	11.0%
Depreciation and Amortization	303	313	284	-3.2%	6.7%
Operating Provisions	121	186	163	-34.9%	-25.8%
Charges for use of the national grid	700	654	869	7.0%	-19.4%
Gas bought for resale	614	697	564	-11.9%	8.9%
Construction costs	703	1139	491	-38.3%	43.2%
Loss due to reduction to recoverable value	46	-37	-	-	-
Gain in disposal of asset held for sale	-30	-	-	-	0.0%
Other Expenses	67	227	31	-70.5%	116.1%
Total	6,941	8,213	6,399	-15.5%	8.5%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	39

Financial Result Breakdown	1Q23	4Q22	1Q22	1Q/4Q	1Q/1Q
(R$ million)
FINANCE INCOME
Income from cash investments	98	153	74	-35.9%	32.4%
Arrears fees on sale of energy	69	65	95	6.2%	-27.4%
Monetary variations – CVA	27	36	52	-25.0%	-48.1%
Monetary updating on Court escrow deposits	15	26	15	-42.3%	0.0%
Pasep and Cofins charged on finance income	-43	-32	-24	34.4%	79.2%
Exchange	104	164	842	-36.6%	-87.6%
Others	60	67	55	-10.4%	9.1%
	330	479	1,109	-31.1%	-70.2%

FINANCE EXPENSES
Costs of loans and financings	242	235	224	3.0%	8.0%
Foreign exchange variations	0	0	0	-	-
Monetary updating – loans and financings	72	34	65	111.8%	10.8%
Charges and monetary updating on post-retirement obligation	8	6	14	33.3%	-42.9%
Negative effect on financial instruments - Hedge	13	136	457	-90.4%	-97.2%
	0	58	0		-
Others	101	80	35	26.3%	188.6%
	436	549	795	-20.6%	-45.2%

NET FINANCE INCOME (EXPENSES)	-106	-70	314	51.4%	-

Statement of Results	1Q23	4Q22	1Q22	1Q/4Q	1Q/1Q
(R$ million)
Net Revenue	8,647	9,753	7,847	-11.3%	10.2%
Operating Expenses	6,941	8,213	6,399	-15.5%	8.5%
EBIT	1,706	1,540	1,448	10.8%	17.8%
Equity gain (loss) in subsidiaries	153	74	184	106.8%	-16.8%
Result of Periodic Tariff Review and RBSE reprofiling	0	0	0	-	-
Result of business combination	0	-3	0	-	-
EBITDA	2,162	1,924	1,916	12.4%	12.8%
Financial Result	-106	-70	314	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-355	-180	-490	-	-
Net profit for the period	1,398	1,361	1,456	2.7%	-4.0%

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	40

Cash Flow Statement	1Q23	1Q22
(R$ million)
Cash at beginning of period	1,441	825
Cash generated by operations	957	977
Net income for the period from going concern operations	1,398	1,455
Tributos compensáveis	-105	259
Depreciation and amortization	303	283
CVA and other financial components	-21	700
Equity gain (loss) in subsidiaries	-153	-184
Provisions (reversals) for operational losses	119	163
Dividends receivable	0	0
Interest paid on loans and financings	-98	-141
Result of Periodic tariff review	0	0
Net gain on derivative instruments at fair value through profit or loss	13	457
Interest and monetary variation	-104	-843
PIS/Pasep and Cofins Credits	-696	-437
Escrow deposits	17	-26
Others	284	-709
Investment activity	-353	455
Securities - Financial Investment	348	913
Financial assets	30	0
Fixed and Intangible assets/distribution and gas infrastructure	-731	-458
Financing activities	-445	-848
Lease payments	-16	-19
Payments of loans and financings	-429	-829
Interest on Equity, and dividends	0	0
Proceeds from Loans, financings and debentures	0	0
Cash at end of period	1,600	1,409

BALANCE SHEETS - ASSETS	1Q23	2022
(R$ million)
CURRENT
Cash and cash equivalents	1,600	1,441
Marketable securities	1,357	1,745
Customers, traders, concession holders and Transport of energy	4,911	4,769
Concession financial assets	1,029	1,055
Concession contract assets	759	728
Tax offsetable	1,530	1,917
Income tax and Social Contribution tax recoverable	778	775
Dividends receivable	157	146
Public lighting contribution	225	207
Refund tariff subsidies	97	97
Other credits	695	584
TOTAL CURRENT	13,138	13,465

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	41

NON-CURRENT
Securities	137	134
Consumers and traders	46	43
Tax offsetable	1,402	1,358
Income tax and Social Contribution tax recoverable	144	173
Deferred income tax and Social Contribution tax	3,132	3,120
Escrow deposits in legal actions	1,205	1,207
Derivative financial instruments – Swaps	709	703
Accounts receivable from the State of Minas Gerais	13	13
Financial assets of the concession	5,156	4,937
Contractual assets	6,370	5,976
Investments	5,124	5,106
Property, plant and equipment	2,408	2,409
Intangible assets	14,644	14,622
Leasing – rights of use	377	329
Other credits	80	76
TOTAL NON-CURRENT	40,947	40,206

TOTAL ASSETS	54,085	53,671

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY	1Q23	2022
(R$ million)
CURRENT
Suppliers	2,448	2,832
Regulatory charges	531	510
Profit sharing	147	105
Taxes	909	885
Income tax and Social Contribution tax	254	240
Interest on Equity, and dividends, payable	2,247	1,863
Loans and financings	1,091	955
Payroll and related charges	232	260
Public Lighting Contribution	330	312
Accounts payable related to energy generated by consumers	563	455
Post-retirement liabilities	399	388
PIS/Pasep and Cofins taxes to be reimbursed to customers	459	1,155
Derivative financial instruments	110	91
Derivative financial instruments - options	705	672
Leasing operations	72	57
Other obligations	525	423

TOTAL CURRENT	11,022	11,205

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	42

NON-CURRENT
Regulatory charges	47	65
Loans and financings	9,188	9,624
Income tax and Social Contribution tax	370	370
Deferred Income tax and Social Contribution tax	916	932
Provisions	2,060	2,029
Post-retirement liabilities	5,223	5,304
PASEP / COFINS to be returned to consumers	1,873	1,808
Leasing operations	334	297
Others	255	253
TOTAL NON-CURRENT	20,266	20,682
TOTAL LIABILITIES	31,288	31,888

TOTAL EQUITY
Share capital	11,007	11,007
Capital reserves	2,250	2,250
Profit reserves	10,395	10,395
Equity valuation adjustments	-1,837	-1,873
Profit reserves	976	0
NON-CONTROLLING INTERESTS	22,791	21,779
Non-Controlling Interests	6	5
TOTAL EQUITY	22,797	21,784
TOTAL LIABILITIES AND EQUITY	54,085	53,671

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

COMPANHIA ENERGÉTICA DE MINAS GERAIS S.A.	43

CEMIG

Investor Relations

+55 31 3506-5024 | ri@cemig.com.br

www.ri.cemig.com.br

6.	Material Fact dated May 8, 2023 – Award in an Arbitration PUT SAAG to be paid by May 12, 2023

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and wholly-owned subsidiary of CEMIG, pursuant to CVM Resolution 44/2021, of August 23, 2021, hereby announces to the Brazilian Securities and Exchange Commission - CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that, further to the Material Fact disclosed by the Company on February 10, 2023, an Agreement (“Agreement”), between Cemig GT and Private Pension Foundations (“Foundations”) participating in the investment structure in the Santo Antônio Plant, through SAAG (structure composed of FIP Melbourne, Parma Participações S.A., and FIP Malbec, jointly referred to as “Investment Structure”), has been signed today.

The Agreement ends the arbitration proceeding instituted in the Brazil-Canada Chamber of Commerce to discuss the value of the put options exercised by the Foundations related to their share in the Investment Structure.

The total value of the Agreement is R$781 million, to be paid by Cemig GT until May 12, 2023. Considering the provision that has already been recorded, the additional effects to be recorded in the financial statements for the second quarter of 2023 will correspond to the approximate value of R$26 million.

With the acquisition of the shares then held by the Foundations in the Investment Structure, Cemig GT will be the holder of the correlated assets totaling about R$50 million.

The Company reaffirms its commitment to keep shareholders and the market in general duly and timely informed, according to the applicable legislation, in compliance with the restrictions of CVM rules and other applicable laws.

Belo Horizonte, May 8, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

7.	Notice to the Market dated May 16, 2023 – Cemig has filed 2022 Form 20-F

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

A COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general that it has filed on May 16, 2023, Form 20-F for the 2022 fiscal year (“2022 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”).

2022 Form 20-F can be accessed on SEC’s website, at www.sec.gov, or the Company’s

Investor Relations website, at http://ri.cemig.com.br.

Shareholders who wish to receive a free printed copy of the report, including the financial statements for the fiscal year ended December 31, 2022, shall send an email to ri@cemig.com.br.

Belo Horizonte, May 16, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

8.	Notice to the Market dated May 23, 2023 - Periodic Tariff Revision (RTP) of Cemig Distribuição

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG DISTRIBUIÇÃO S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.180/0001-16

Company Registry (NIRE): 31300020568

NOTICE TO THE MARKET

Periodic Tariff Revision (RTP) of Cemig Distribuição

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid hereby informs to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that the Brazilian Electricity Regulatory Agency (ANEEL) has approved today the result of the Periodic Tariff Revision of CEMIG DISTRIBUIÇÃO S.A. (“CEMIG D”), a wholly-owned subsidiary of Cemig. The Periodic Tariff Revision will become effective on May 28, 2023.

The approved tariff adjustment index is shown below:

Voltage Level	Average Consumer Effect
High Voltage	8.94%
Low Voltage	15.55%
Total	13.27%

The main items associated with the electricity distribution service – which is the object of said tariff revision process – have been approved by ANEEL, as shown in the table below:

Reevaluated Items	2023 Revision
Gross Base (R$ million)	25,587
Net Base (R$ million)	15,200
WACC	7.43%
Depreciation Rate	3.95%
Technical Losses	8.01%
Non-technical losses	6.41%

2023 Revision (R$ thousand)
Operating Costs	3,546,068
CAIMI (Annual Cost of Movable and Immovable Facilities)	484,105
Remuneration on Equity	1,704,245
Remuneration on Special Operations	272,746
Depreciation	1,007,249
Portion B adjustment associated with the SCEE (Electricity Compensation System)	137,625
PORTION B	7,152,039

Detailed information about Cemig Distribuição’s tariff revision process is available in Technical Note No. 12/2023 at www.gov.br/aneel.

Belo Horizonte, May 23, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

9.	Notice To The Market dated April 27, 2023 - Cemig requested a postponement on the deadline to file the 20-F Form

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, under the regulatory prerogatives of the U.S. Securities and Exchange Commission - SEC, that it requested a postponement on the deadline to file the 20-F Form, as it has not yet concluded the preparation of said form, but will do so before May 16, 2023.

Belo Horizonte, April 27, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

10.	Notice To Shareholders dated April 27, 2023 - Dividends/Interest on Equity

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Annual and Extraordinary Shareholders’ Meeting (AESM) held on April 27, 2023, resolved on the following:

1.	DIVIDENDS:

a)	to the net income for 2022, totaling R$4,092,313 thousand, R$2,232,463 thousand be allocated as minimum mandatory dividends to the Company’s shareholders, as follows:

✓  Ratify R$1,983,650 thousand as Interest on Equity (“IoE”), already declared as follows:

• R$245,000 thousand, equivalent to R$0.14473821881 per common/preferred share, declared on March 28, 2022, paid on December 30, 2022.

• R$353,000 thousand, equivalent to R$0.16041629900 per common/preferred share, declared on June 24, 2022, to be paid in two equal installments: 50% by June 30, 2023, and 50% by December 30, 2023.

• R$471,529 thousand, equivalent to R$0.21428027494 per common/preferred share, declared on September 23, 2022, to be paid in two equal installments: 50% by June 30, 2023, and 50% by December 30, 2023.

• R$398,607 thousand, equivalent to R$0.18114181218 per common/preferred share, declared on December 21, 2022, to be paid in two equal installments: 50% by June 30, 2023, and 50% by December 30, 2023.

• R$515,514 thousand, equivalent to R$0.23426869112 per common/preferred share, declared on December 27, 2022, to be paid in two equal installments: 50% by June 30, 2023, and 50% by December 30, 2023.

✓  Declare R$248,813 thousand as dividends for 2002, corresponding to R$0.11306986008 per common/preferred share, payable to shareholders registered in the Book of Registry of Registered Shares on the date of the holding of the AESM, that is, April 27, 2022, to be paid in two equal installments: 50% by June 30, 2023, and 50% by December 30, 2023. The shares will be traded “ex-rights” starting April 28, 2023.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution administering CEMIG’s System of Registered Shares) bearing their personal documents for the due update of their registration data.

Belo Horizonte, April 27, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brazil - Phone: (0XX31) 3506-5024 - Fax (0XX31) 3506-5025